UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

AerSale Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00810F106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00810F106		Page 2 of 11 Pages

(1)	Name of Reporting Persons: Green Equity Investors CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106		Page 3 of 11 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106		Page 4 of 11 Pages

(1)	Name of Reporting Persons: LGP Associates CF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106		Page 5 of 11 Pages

(1)	Name of Reporting Persons: GEI Capital CF, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106		Page 6 of 11 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 00810F106		Page 7 of 11 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 00810F106		Page 8 of 11 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,984,740 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,984,740 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,984,740 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

65.2 % beneficial ownership of the Issuer’s common stock (based on 42,949,261 shares of Common Stock outstanding as of August 2, 2021 as reported in the Issuer’s periodic report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 00810F106		Page 9 of 11 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation (f/k/a Monocle Holdings Inc.), a Delaware corporation (the “Issuer”) and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 2, 2021 and Amendment No. 2 to Schedule 13D, filed with the SEC on April 20, 2021 (collectively, the “Schedule 13D”). This Amendment No. 3 is being filed to amend and supplement the Schedule 13D to reflect the acquisition by the Reporting Persons (as defined in the Schedule 13D) of 967,117 shares of Common Stock as a portion of the earn out consideration payable pursuant to the terms of the Merger Agreement (as described in Item 6 of the Schedule 13D). Capitalized terms used by not defined herein have the meaning given to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 121 Alhambra Plaza, Suite 1700, Coral Gables, Florida 33134.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D is updated to include the following additional disclosure.

(a)

As of the date of this statement, (i) GEI CF is the record owner of 20,620,875 shares of Common Stock, (ii) GEI Side CF is the record owner of 7,359,791 shares of Common Stock, and (iii) Associates CF is the record owner of 4,074 shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure provided in Item 3 of the Schedule 13D is updated to include the following disclosure.

As of the date of this statement, GEI CF held 20,620,875 shares of Common Stock, GEI Side CF held 7,359,791 shares of Common Stock, and Associates CF held 4,074 shares of Common Stock, representing an aggregate of 27,984,740 shares of Common Stock. Of the 27,984,740 shares of Common Stock, 967,117 shares of Common Stock were acquired on October 22, 2021 as the remaining portion of the earn out consideration payable pursuant to the terms of the Merger Agreement.

On September 10, 2021, the Reporting Persons undertook a rebalancing transaction in which Side CF transferred 574,528 shares of Common Stock to GEI CF in order to correct a scrivener’s error in the recorded holdings of each of GEI CF and GEI Side CF. As a result of such transaction, there was no change in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI CF	27,984,740	65.2%
GEI Side CF	27,984,740	65.2%
Associates CF	27,984,740	65.2%
Other Reporting Persons	27,984,740	65.2%

(c)

Other than as disclosed in Item 3 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transaction involving shares of Common Stock in the 60 days prior to the filing of this Schedule 13D.

(d)	None.
(e)	Not applicable

Schedule 13D

CUSIP No. 00810F106		Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of October 26, 2021

Green Equity Investors CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates CF LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital CF, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 00810F106		Page 11 of 11 Pages

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary